UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 7, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FAX TO SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and year ended 31 December 2007, prepared as per US GAAP

USD in thousands except share data

	Quarter ended 31 December		Year ended 31 December
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	174,116	154,271	662,912	578,851
Cost of revenues	121,020	100,453	450,085	373,966
Gross profit	53,096	53,818	212,827	204,885
Selling, general and administrative expenses	30,524	25,594	116,260	106,472
Provision for doubtful debts and advances	209	376	1,182	1,191
Foreign exchange (gain) / loss , net	(4,694)	590	(23,351)	2,748
Operating income	27,057	27,258	118,736	94,474
Interest and dividend income	3,123	2,865	12,540	10,088
Interest (expense)/Income	(965)	1,502	(3,592)	(2,840)
Gain on sale of investments, net	435	46	6,370	1,679
Other income, net	196	71	1,706	3,541
Income before income taxes	29,846	31,742	135,760	106,942
Income taxes	4,542	6,013	21,784	47,692
Net Income	25,304	25,729	113,976	59,250
Earning per share
- Basic	$0.18	$0.19	$0.82	$0.43
- Diluted	$0.18	$0.18	$0.82	$0.43
Weighted average number of common shares used in computing earnings per share
- Basic	138,942,718	138,178,492	138,660,785	137,957,477
- Diluted	140,699,403	139,357,451	139,569,933	138,904,860
Total assets	841,925	640,341	841,925	640,341
Cash and cash equivalents	32,626	46,510	32,626	46,510
Investments	301,152	246,016	301,152	246,016

Notes:

1                      The above summary of consolidated financial results were taken on record by the Board of Directors at its adjourned meeting held on  7 February 2008

2                      The Board has recommended a final dividend of 150% for the year 2007 (2006 : 150%) subject to approval of members.

3                      The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared on a consolidated basis in accordance with accounting principles generally accepted in the United States (‘US GAAP’).  All inter-company transactions have been eliminated on consolidation.

1

4                      The subsidiaries considered in the consolidated financial statements as at 31 December 2007 are wholly owned subsidiaries, namely Patni Americas Inc. (formerly Patni Computer Systems Inc), Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc. (formerly Taratec Development Corporation) and Patni Computer Systems Brasil Ltda.

5                      In December 2006, the Company received a demand notice from the Indian Income Tax department of approximately Rs 630,166, including an interest demand of approximately Rs 186,850 ($15,990 including an interest demand of approximately $4,734) for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. The Company had only expanded its software development business whereas the Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. The Company, in consultation with its tax advisers, filed an appeal in January 2007 challenging the disallowance.

In December 2007, the Company received another demand, of Rs. 261,703 inclusive of interest ( $ 6,640) for the assessment year (AY) 2002-03.  The new demand concerns the same issue of disallowance of tax benefits under Section 10A.  In the opinion of management, and based on advice received, the demand is not tenable against the Company and the company has already filed an appeal with the appellate authority.

6                      On 2 July 2007, the Company acquired the business and assets of LOI, a European telecommunications consulting services company. The Company believes that through this acquisition it will strengthen its presence in communication and media practice through consultancy services on IT initiatives. The consolidated financial statements include the operating results of this business combination from the date of acquisition. The purchase price of $ 8,614 (including direct acquisition related expenses of $864) was paid in cash.

7                      On 1 July 2007, Patni Americas Inc. acquired 100% equity interest in Taratec Development Corporation(subsequently named as Patni Life Sciences Inc.), which is a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services for a purchase price of $15,680 (including direct acquisition related expenses of $ 435).

8                      The Company’s executive directors, Mr G.K.Patni and Mr A.K.Patni, under contract until 22 October 2010, ceased to be executive directors effective 1 October 2007 to become founder-directors. Termination benefit payments amounting to $2,220 have been included in salaries and allowances.

9                      During the year ended 31 December 2007, Patni has, through its wholly owned subsidiary, Patni Americas Inc. acquired from one of its major customer, the worldwide rights for a software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to $20,368 has been capitalized as an intangible asset and is being amortized over a period of ten years. The Company intends to use this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A Royalty of 5% is payable to seller on such sales.

10                Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

2

Summary of financial statements prepared as per US GAAP - Convenience translation

Rs. in thousands except share data

	Quarter ended 31 December		Year Ended 31 December
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Exchange Rate (Rs.)	39.41	44.11	39.41	44.11

Revenues	6,861,916	6,804,889	26,125,349	25,533,112
Cost of revenues	4,769,391	4,430,976	17,737,855	16,495,639
Gross profit	2,092,525	2,373,913	8,387,494	9,037,473
Selling, general and administrative expenses	1,202,966	1,128,936	4,581,814	4,696,477
Provision for doubtful debts and advances	8,226	16,606	46,573	52,536
Foreign exchange (gain) / loss , net	(184,973)	26,034	(920,260)	121,211
Operating income	1,066,306	1,202,337	4,679,367	4,167,249
Interest and dividend income	123,087	126,396	494,208	444,978
Interest (expense)/Income	(38,047)	66,241	(141,578)	(125,269)
Gain on sale of investments, net	17,138	2,022	251,042	74,065
Other income, net	7,727	3,143	67,242	156,212
Income before income taxes	1,176,211	1,400,139	5,350,281	4,717,235
Income taxes	179,010	265,212	858,506	2,103,684
Net Income	997,201	1,134,927	4,491,775	2,613,551
Earning per share
- Basic	7.18	8.21	32.39	18.94
- Diluted	7.09	8.14	32.18	18.82
Total assets	33,180,279	28,231,262	33,180,279	28,245,426
Cash and cash equivalents	1,285,790	2,051,557	1,285,790	2,051,556
Investments	11,868,389	10,851,772	11,868,389	10,851,772

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all.  Investors are cautioned to not rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Narendra K. Patni
Chairman and Chief Executive Officer

Mumbai
7 February 2008

3

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the year ended 31 December 2007, as per Indian GAAP.

	Rs. in thousands except share data
	Year ended 31 December
	2007	2006
	(Audited)	(Audited)
Income
Sales and service income	26,911,455	26,080,258
Other income	1,690,074	556,710
	28,601,529	26,636,968

Expenditure
Personnel costs	15,389,630	14,447,266
Selling, general and administration costs	6,235,335	5,920,699
Depreciation (net of transfer from revaluation reserves)	984,676	842,693
Interest costs	147,225	189,635

	22,756,866	21,400,293

Profit for the year before prior period items and taxation	5,844,663	5,236,675

Prior period items	—	221,172

Profit for the year before taxation	5,844,663	5,015,503
Provision for taxation	1,242,582	2,533,332
MAT credit entitlement	(278,393)	(5,735)
Provision for taxation - Fringe benefits	44,212	40,085
Profit for the year after taxation	4,836,262	2,447,821

Paid up equity share capital (Face value per equity share of Rs 2 each)	278,019	276,564

Reserves excluding revaluation reserves	27,080,306	23,043,469

Earnings per equity share of Rs.2 each
- Basic	34.88	17.74
- Diluted	34.54	17.60

4

Notes:

1                      The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries are prepared in accordance with the principles and procedures prescribed by AS 21 - "Consolidated Financial Statements " issued by ICAI for the purpose of preparation and presentation of consolidated financial statements. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full.  The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries.Consolidated financials statements are prepared using uniform accounting policies across the Group.

2                      Investor complaints for the quarter ended 31 December 2007:

Pending as on 1 October 2007	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	12	12	—

3                      Statement of Utilisation of ADS Funds as of 31 December 2007

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856

Deployment :
1 Held as current investments			2,528,167
2 Utilised for Capital expenditure for office facilities			2,720,866
3 Exchange loss			120,823

Total			5,369,856

4                      Total Public Shareholding*

	Year ended 31 December
	2007	2006
- Number of Shares	44,797,263	41,777,621
- Percentage of Shareholding	32.23%	30.21%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders.)

5                      The subsidiaries considered in the consolidated financial statements as at 31 December 2007 are wholly owned subsidiaries, namely Patni Americas Inc (formerly Patni Computer Systems Inc), Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc. (formerly Taratec Development Corporation) and Patni Computer Systems Brasil Ltda.

6                      Paid up equity share capital does not include Rs 1,815 (2006 : Rs 2,688 ) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

5

7                      In December 2006, the Company received a demand from the Indian Income tax department of approximately Rs. 630,166 including interest demand of approximately Rs. 186,850 for the Assessment Year 2004-05.The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act excempts the profits earned by an undertaking for the export of computer software upon fulfilment of certain conditions. One of the condition is that the unit should not have been formed by the splitting of an existing business. The Company had only expanded its software development business whereas the Income Tax department contends that the business of the new units is comprised of business transferred from exisiting units by spliting them. The Company, in consultation with its tax advisor, filed an appeal in January 2007 challenging the disallowance.

In December 2007, the Company received another demand, of Rs. 261,703 inclusive of interest for the assessment year (AY) 2002-03.  The new demand concerns the same issue of disallowance of tax benefits under Section 10A.  In the opinion of management, and based on advice received, the demand is not tenable against the Company. The Company, in consultation with its tax advisor, filed an appeal in January 2007 challenging the disallowance.

8                      On 2 July 2007, Patni Computer Systems (UK) Limited, a wholly owned subsidiary of the Company, acquired Logan-Orviss International (LOI ), a European telecommunications consulting services company for a purchase price of Rs.349,099 (including direct acquisition related expenses of  Rs.34,419).

9                      On 1 July 2007, Patni Americas Inc. acquired 100% equity interest in Taratec Development Corporation (subsequently named as Patni Life Sciences Inc.), which is a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services. The purchase price of Rs.638,342 (including direct acquisition related expenses of Rs.17,331), was paid in cash on July 23, 2007.

10                Executive Directors, Mr G.K.Patni and Mr A.K.Patni, under contract until 22 October 2010, ceased to be Executive Directors effective 1 October 2007 to become founder-directors. Termination benefit payments amounting to Rs.77,908 have been included in Salaries and allowances.

11                During the year ended 31 December 2007, Patni has, through its wholly owned subsidiary, Patni Americas Inc., acquired from one of its major customers, the worldwide rights for a software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to Rs.811,485 has been capitalized as an intangible asset and is being amortized over a period of ten years. The Company intends to use this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to the seller on such sales.

12                The Company adopted Accounting standard 15 (revised 2005) – Employee benefits (“AS 15”) from 1 January 2007. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 32,606 ( net of tax ). In accordance with AS-15, such liability has been adjusted ( reduction ) from the balance in the Profit & Loss Account as of 1 January, 2007.

6

13                Segment Information:

As on 31 December 2007 and for the year ended

Particulars	Financial services	Insurance services	Manufacturing	Communications, Media & Entertainment	Product Engineering	Others	Total

Sales and service income	3,843,033	6,417,048	6,353,002	3,602,481	4,503,217	2,192,674	26,911,455
Sundry debtors	680,715	1,072,916	1,383,244	776,638	848,274	554,726	5,316,513
Cost and estimated earnings in excess of billings	143,620	75,188	364,287	313,123	245,040	136,306	1,277,564
Billings in excess of cost and estimated earnings	(12,706)	(13,293)	(56,332)	(16,484)	(30,452)	(10,845)	(140,112)
Advance from customers	(7,474)	(15,798)	(5,332)	(3,249)	(11,364)	(5,543)	(48,760)

As on 31 December 2006 and for the year ended

Particulars	Financial services	Insurance services	Manufacturing	Communications, Media & Entertainment	Product Engineering	Others	Total
Sales and service income	3,990,401	6,069,215	5,654,475	4,907,273	3,696,498	1,762,396	26,080,258
Sundry debtors	729,738	943,801	1,174,494	1,005,557	750,026	519,149	5,122,765
Cost and estimated earnings in excess of billings	107,409	45,076	210,680	461,246	108,332	78,591	1,011,334
Billings in excess of cost and estimated earnings	(9,197)	(9,375)	(32,229)	(21,696)	(36,242)	(38,507)	(147,246)
Advance from customers	(214)	(805)	(5,391)	—	(1,715)	(112)	(8,237)

The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably.  Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

Until 31 December 2006, the Company reported Product Engineering (PES) and Independent Software Vendors (ISV)  as separate business segments. The PES business is primarily related to embedded technology services for products and the ISV unit provided the user interface for these products. Both these segments form part of technology services. The integration of these business segments would faciliate improved client service. Accordingly, effective 1 January 2007, the Company has integrated these two business segments with the primary focus on the following synergies (i) demand for providing end-to-end solutions from product engineering clients, and  (ii) leveraging the domain skills & platform skills to provide end -to- end solutions. Segment data for previous period has been reclassified to conform to current period presentation

Based on  the economic characteristics of the telecommunication business segment the company has renamed the segment as communications, media and entertainment.

14                Previous period figures have been appropriately reclassified /regrouped to conform to the current period’s presentations.

15                Text of this advertisement was approved by the Board of Directors at the adjourned  meeting held on 7 February 2008.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
7 February 2008	Chairman and Chief Executive Officer

7

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

	Rs. in thousands
	Year ended 31 December
	2007	2006

Consolidated net income as per Indian GAAP	4,836,262	2,447,821
Income taxes	65,622	(133,791)
Foreign currency differences	114,236	(153,501)
Employee retirement benefits	(77,409)	3,895
ESOP related Compensation Cost	(192,448)	(182,732)
Business acquisition	(45,925)	(41,176)
Prior period adjustments	—	765,595
Others	10,378	(21,878)
Total	(125,546)	236,412
Consolidated net income as per US GAAP	4,710,716	2,684,233

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

8

Financial results of Patni Computer Systems Limited for the quarter and year ended 31 December 2007, as per Indian GAAP (Standalone)

	Nine months ended 30 September	Quarter ended 31 December		Year ended 31 December
	2007	2007	2006	2007	2006
	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Income
Sales and service income	8,557,635	3,165,353	2,679,079	11,722,988	9,978,301
Other income	1,442,471	224,114	111,195	1,666,585	477,509
	10,000,106	3,389,467	2,790,274	13,389,573	10,455,810
Expenditure
Personnel costs	4,082,119	1,519,775	1,092,211	5,601,894	4,461,532
Selling, general and administration costs	1,924,528	675,819	425,307	2,600,347	2,120,996
Depreciation	609,016	195,750	208,462	804,766	725,602
Interest costs	50,022	18,914	(952)	68,936	88,792
	6,665,685	2,410,258	1,725,028	9,075,943	7,396,922

Profit for the year before prior period items and taxation	3,334,421	979,209	1,065,246	4,313,630	3,058,888
Prior period items	—	(43,351)	—	(43,351)	—
Profit for the year before taxation	3,334,421	1,022,560	1,065,246	4,356,981	3,058,888

Provision for taxation	475,387	231,537	45,496	706,924	971,681
MAT credit entitlement	(185,123)	(80,138)	(5,735)	(265,261)	(5,735)
Provision for taxation-Fringe benefits	27,995	12,139	3,322	40,134	35,313
Profit for the year after taxation	3,016,162	859,022	1,022,163	3,875,184	2,057,629

Paid up equity share capital (Face value per equity share of Rs 2 each)	277,583	278,019	276,564	278,019	276,564
Reserves excluding revaluation reserves	24,869,289	25,300,718	21,801,849	25,300,718	21,801,849

Earnings per equity share of Rs 2 each
- Basic	21.77	6.20	8.13	27.95	14.91
- Diluted	21.53	6.14	8.02	27.67	14.80

Notes

1                      The above statement of financial results were reviewed by the audit committee and approved by the Board of Directors at its adjourned meeting held on 7 February 2008.

2                      The Board of directors at the adjourned meeting held on 7 February 2008, recommended a final dividend of 150% for the year 2007, subject to approval of the members.

	Year ended 31 December
	2007	2006
Dividend per share (Par value of Rs. 2/- each)	3	3
Percentage	150%	150%

3                      Investor complaints for the quarter ended 31 December 2007:

Pending as on 1 October 2007	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	12	12	—

9

4                      Statement of Utilisation of ADS Funds as of 31 December 2007

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856

Deployment :
1 Held as current investments			2,528,167
2 Utilised for Capital expenditure for office facilities			2,720,866
3 Exchange loss			120,823

Total			5,369,856

5                      Total Public Shareholding*

	Year ended 31 December
	2007	2006
- Number of Shares	44,797,263	41,777,621
- Percentage of Shareholding	32.23%	30.21%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders.)

6                      Executive Directors, Mr G.K.Patni and Mr A.K.Patni, under contract until October 22, 2010, ceased to be Executive Directors effective October 1, 2007 to become founder-directors. Termination benefit payments amounting to Rs.77,908 have been recorded as Personnel cost in Profit & Loss Account.

7                      In December 2006, the Company received a demand from the Indian Income tax department of approximately Rs. 630,166 including interest demand of approximately Rs. 186,850 for the Assessment Year 2004-05.The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act excempts the profits earned by an undertaking for the export of computer software upon fulfilment of certain conditions. One of the condition is that the unit should not have been formed by the splitting of an existing business. The Company had only expanded its software development business whereas the Income Tax department contends that the business of the new units is comprised of business transferred from exisiting units by spliting them. The Company, in consultation with its tax advisor, filed an appeal in January 2007 challenging the disallowance.

In December 2007, the Company received another demand, of Rs. 261,703 inclusive of interest for the assessment year (AY) 2002-03.  The new demand concerns the same issue of disallowance of tax benefits under Section 10A.  In the opinion of management, and based on advice received, the demand is not tenable against the Company. The Company, in consultation with its tax advisor, filed an appeal in January 2007 challenging the disallowance.

8                      The Company adopted Accounting standard 15 (revised 2005) – Employee benefits (“AS 15”) from 1 January 2007. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 6,914 ( net of tax ). In accordance with AS-15, such liability has been adjusted ( reduction ) from the balance in the Profit & Loss Account as of 1 January, 2007.

9                      Paid up equity share capital does not include Rs 1,815 ( 2006 : Rs. 2,688 ) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

10                During the year 2006, a provision of Rs. 299,596 was made in the books for fiscal year ended March 2001 and March 2002, as amount reimbursable by the Company to the US subsidiary due to delinquency in the Tax filing by the US branch of the Company.

On assessment of the amount taxable in the hands of the subsidiary, Rs. 43,351 representing interest component in the above provision has now been reversed, as not payable to the subsidiary and has been treated as a prior period item.

11                Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

12                Text of this advertisement was approved by the Board of Directors at the adjourned meeting held on 7 February 2008.

By Order of the Board
for Patni Computer Systems Limited

Narendra K. Patni
Chairman and Chief Executive Officer

Mumbai
7 February 2008

10

For Press Release

Patni’s 2007  Net Income* up 44.0% at $ 114.0 million ( Rs 4,491.8 million)

Mumbai, India, February 7th 2008: Patni Computer Systems Limited (Patni) today announced its financial results for the fourth quarter and year ended 31st December 2007.

*Important note:

As stated in our Q2 2006 release for the quarter ended June 30th 2006, prior years’ tax review by the IRS and a review by the Department of Labor of Patni’s US operations had resulted in additional provisions which led to an increase in gross profit and operating income by approximately US$ 7.0 million and a decrease in net income by US$ 19.9 million for Q2 2006 .EPS for the year was also affected by these provisions. Variations in Patni’s Q2 2006 financial performance as a result of these reviews had been referred to as ‘additional provisions’ in the said press release. We have presented our financial performance including these additional provisions in accordance with US GAAP.  In addition, we have separately excluded these additional provisions as a non-GAAP measure solely for comparative purposes with 2007’s gross profit, operating income and net income results and these exclusions should be read together with the US GAAP measures.

Highlights for the quarter and year ended December  31st 2007

•                  Revenues for the quarter at US$ 174.1 million (Rs. 6,861.9 million)

•                  Up 2.8%  sequentially as compared to US$ 169.5 million (Rs. 6,735.7 million) in Q3 CY2007

•                  For the year revenues at US$ 662.9  million (Rs. 26,125.3 million), 14.5% higher compared to US$ 578.9 million (Rs 25,533.1 million) for the previous year

•                  Operating Income for the quarter at  US$ 27.1 million (Rs. 1,066.3 million)

•                  Lower 6.6% sequentially from US$ 29.0 million (Rs 1,151.4 million) in the quarter ended Sept 30, 2007

•                  For the year operating income higher by 25.7% at US$ 118.7 million (Rs 4,679.4 million)  against US $94.5m ( Rs 4,167.2) for 2006, and  by 35.9% over 2006 operating income of  US$ 87.4 million (Rs. 3,854.8 million ) excluding  additional provisions

•                  Net Income for the quarter at US$ 25.3  million (Rs 997.2 million)

•                  Lower 8.4% sequentially from US$ 27.6  million (Rs 1,097.8 million) in the quarter ended September 30, 2007

•                  For the year net income at US$ 114.0 million (Rs. 4,491.8 million),an increase of 92.4% as compared to US$ 59.3 million (Rs. 2,613.6 million)  for 2006 and by 44.0%  as compared to US $ 79.2 million ( Rs 3,491.3 million) excluding additional provisions

•                  EPS for the quarter at  US$ 0.18 per share; US$ 0.36 per ADS

•                  EPS for the year US$ 0.82per share (US$ 1.64 per ADS) as compared to US $ 0.43 per share ( $0.86 per ADS ) for 2006  and $ 0. 57  ( $1.15 per ADS) excluding additional provisions

•                  Stock based expense for the quarter was US$ 1.3 million  for the quarter in line with the previous quarter For the full year stock based expense was US$ 4.7  million  as compared to US$4.0 million in 2006

1

•                  The Board of Directors have

a)              recommended  an annual dividend of 150% ,

b)              approved a Share buy back programme in  open market purchases on the  Indian Stock Exchanges prices upto Rs 325 per share  for a total purchase upto USD 60 million,

c)  recommended repricing of outstanding Employee Stock Options at Current market price.

•                  Top Customer contribution towards revenue continued to decrease and was at 11.8% for the year from 14.6% during previous year. Revenue concentration of Top 10 clients also declined from 53.1% to 47.3% during 2007 and was at 46.5% during the quarter against 48.5% during previous quarter.

•                  New client acquisitions during the quarter were 37. On a calendar year basis we have acquired 119  new clients.  Number of active clients was 318 at quarter end as compared to 293 in Q3 2007 and 239 at the end of 2006.

•                  During the year we have fully commercialized our new state of the art Knowledge Park  campus at Airoli in Navi Mumbai.

Future Outlook:

•                  Q1 2008 revenues are expected to be at  US$175 to US$176  million and net income  (excluding the foreign exchange gain/loss) is expected to be in the range of US$ 15.5 to 16.0 million taking the operations at a constant dollar value of Rs 39.40 per US$.

2

Management comments

Commenting on the quarter and full year performance, Mr. Narendra K Patni, Chairman and CEO, Patni Computer Systems Ltd., said,  “ In 2007, we have grown profits by managing our operations including forex changes very well. This highlights our ability to deliver sustained growth by focusing on improving internal operations while increasing our reach to customers worldwide. Overall as the market dynamics are changing,  including our customer mix , we remain confident about our business momentum and continue to further expand the focus on improving internal efficiencies.”

Commenting on the performance, Mr. Mrinal Sattawala, Chief Operating Officer, Patni, said, “During CY 2007 we reduced dependence on our top 10 clients resulting in further diversification of our revenue streams, a key focus area for us. For the quarter under review we have added 37 new clients, bringing our tally of active clients to 318. Going forward, we expect to continue our growth drive through leveraging our operating efficiencies.”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, Patni, added, “During the quarter ended December 2007 revenues and operating margins were as per expectation, efficiency gains absorbing the Rupee appreciation impact. We shall continue to manage our cost base optimally as we move into 2008, invest further in delivering profitable growth through strategic initiatives in our focus markets, verticals and service lines.”

3

Management Discussion & Analysis of Performance

(Figures in Million US$ except EPS and Share Data)

UNAUDITED CONSOLIDATED STATEMENT OF INCOME
For the quarter / period ended

Particulars	2007	2006	Annual Change %	Dec 31 2007	Sep 30 2007	QoQ Change %	Dec 31 2006	YoY Change %	Additional Provision in 2006		2006 (Excluding additional provisions)
Revenue	662,9	578.9	14.5%	174.1	169.5	2.8%	154.3	12.9%	—		578.9
Cost of revenues	432.3	359.8	20.1%	116.6	112.5	3.6%	96.3	21.1%	-7.0	(1)	366.9
Depreciation	17.8	14.1	26. 1%	4.5	4.6	-3.4%	4.2	6.2%	—		14.1
Gross Profit	212.8	204.9	3.9%	53.1	52.4	1.4%	53.8	-1.3%	7.0	(1)	197.8
Sales and marketing expenses	45.8	43.1	6.4%	11.8	11.0	6.9%	11.0	6.9%	—		43.1
General and administrative expenses	70.4	63.4	11.1%	18.8	20.1	-6.5%	14.6	28.6%	—		63.4
Provision for doubtful debts and advances	1.2	1.2	-0.8%	0.2	(0.2)	-204.1%	0.4	-44.6%	—		1.2
Foreign exchange (gain) / loss, net	(23.4)	2.7	-949.8%	(4.7)	(7.5)	-37.0%	0.6	-895.3%			2.7
Operating income	118.7	94.5	25.7%	27.1	29.0	-6.6%	27.3	-0.7%	7.0	(1)	87.4
Other income / (expense), net	17.0	12.5	36.5%	2.8	3.6	-23.2%	4.5	-37.8%	0.2		12.4
Income before income taxes	135.8	106.9	26.9%	29.8	32.6	-8.4%	25.7	16.0%	7.2	(2)	99.8
Income taxes	21.8	47.7	-54.3%	4.5	5.0	-8.8%	6.0	-24.5%	27.1		20.6
Net income/(loss)	114.0	59.3	92.4%	25.3	27.6	-8.4%	25.7	-1.7%	-19.9	(3)	79.1
Earning per share
- Basic	$0.82	$0.43		$0.18	$0.20		$0.19				$0.57
- Diluted	$0.82	$0.43		$0.18	$0.20		$0.18				$0.57
Weighted average number of common shares used in computing earnings per share
- Basic	138,660,785	137,957,477		138,942,718	138,704,702		138,178,492				137,957,477
- Diluted	139,569,933	138,904,860		140,699,403	139,958,237		139,357,451				138,904,860

** Prior years’ tax review by IRS and the Department of Labor Review by Patni’s US Operations has resulted in the net reversals of additional provisions leading to an increase in Q2 2006 Gross Profit and Operating Income and a decrease in Q2 2006 Net Income.

1 - due to reversal of payroll taxes for earlier years, net of accrual from DOL review

2 - impact of 1, net of write-back of interest/penalty for earlier years

3 - impact of re-assessed corporate taxes for earlier years, net of 2

4

Revenues

Revenues during the quarter were marginally ahead of guidance at US$ 174.1 million (Rs 6,861.9 million) representing a sequential increase of 2.8 % in US dollar terms. For the year ended December 2007 the overall revenues were at US$ 662.9 (Rs 26,125.3 million) , up 14.5% from 2006. Top Customer contribution towards revenue continued to decrease and stands at 11.8% for the year from 14.6% during the previous year.

•                  Revenue concentration of Top 10 clients also declined from 53.1% to 47.3% during 2007 and was at 46.5% during the quarter against 48.5% during the previous quarter.

•                  Number of active clients was 318 at quarter end as compared to 293 in Q3 2007 and 239 at the end of 2006. New client acquisitions during the quarter were 37. On a calendar year basis we have acquired 119 new clients.

Gross profit

Gross profit for the quarter was marginally higher at US$ 53.1 million (Rs 2,092.5 million) against US$ 52.4 million (Rs 2,082.0 million) in the previous quarter due to higher volume. Against 30.9% of Q3 gross margin, Q4 was 30.5%, the movement being mainly on account of rupee appreciation.

Gross profit for 2007 was at US$ 212.8 million (Rs. 8,387.5 million) as compared to US$ 204.9 million (Rs. 9,037.5 million) in 2006, an increase of 3.9%.  Gross profit (without additional provision in 2006), increased by 7.6% for the year. Overall Gross profit reduced to 32.1% in 2007 as compared to 34.2% (without additional provisions) in the previous year, largely on account of Rupee appreciation during the year

Depreciation cost in Cost of Revenues was US $4.5 million during the quarter as compared to US $ 4.6 million in previous quarter and US $ 17.8 million during 2007 as compared to US $ 14.1 million in 2006

Selling and Marketing Expenses

Sales and marketing expenses during the quarter were at US$ 11.8 million (Rs. 463.1 million) at 6.7% in line with previous quarter

On a full year basis sales and marketing expenses were at US$ 45.8. million (Rs. 1,806.8 million) from US$ 43.1 million (Rs. 1,900.7 million). Sales and marketing expenses as a percentage of revenues were marginally lower at 6.9% during 2007 as compared to 7.4% in 2006 as a result of absorption benefits.

G&A expenses

G&A Cost at US $ 18.8 million ( Rs 739.8 million ) at 10.8 % was lower than 11.8% during previous quarter. For the year 2007 the total cost of US $70.4 million at 10.6% was marginally rationalized against the previous year cost of US $ 63.4 million or 10.9% during 2006.  Depreciation cost in G&A was at US $1.3 million for the quarter and US $ 5.1 million for the year 2007 as compared to US $ 4.5 million in 2006.

Foreign exchange gain/loss

The quarter end rate for debtors revaluation was Rs 39.41.  Mark to market impact of forex contracts taken earlier and revaluation of debtors at the quarter end, resulted in foreign exchange gain of US$ 4.7 million (Rs 185.0 million) for the quarter as compared to a similar foreign exchange gain of US$ 7.5 million(Rs 296.3 million) in Q3 2007.  For the full year 2007 the total foreign exchange gain stood at approximately US $23.4 million ( Rs 920.3 million) contributing to 3.5% to operating margins during the year as against a loss of US $ 2.7 million (Rs 121.2 million) in 2006.

At the end of Q4 CY 2007 we have overall forex hedges for US$ 249.2 million .

5

Operating income

Operating income including foreign exchange gains for the quarter at 15.5% at US $ 27.1 million (Rs 1066.3 million) was lower sequentially by 6.6% due to lower forex gains during the quarter.

Overall operating income of 17.9% for 2007 at US$ 118.7 million (Rs. 4,679.4 million) grew by 25.7 % against reported operating income of US$ 94.5 million in 2006. However the operating income excluding additional provisions in 2006 grew by 35.9% in 2007 over operating income of US$ 87.4 million (Rs.3,854.8 million) in 2006.

Other income

For Q4 2007, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at US$2.8 million (Rs 109.9 million) as compared to US $3.6 million in previous quarter.

For the year total other income was higher at US$ 17 million (Rs 670.9 million) as compared to US$ 12.5 million (Rs 550.0 million) in 2006 due to increased interest and dividend income on investments.

Profit before tax

Profit before tax at 17.1 % for the quarter was sequentially lower by 8.4% at US$ 29.8 million (Rs. 1,176.2 million) as compared to US$ 32.6 million (Rs. 1,295.8 million) during previous quarter.

On a full year basis PBT at 20.5% was US$ 135.8 million (Rs. 5,350.3 million) compared to reported Profit before Tax of 18.5 % in 2006 ( 17.2% excluding additional provisions)

Income taxes

Income tax for the quarter was at US$ 4.5 million (Rs 179.0 million) at a 15.2% effective tax rate on profit before tax . For the full year overall tax was at US$ 21.8 million (Rs. 858.5 million) at effective tax rate of 16.0%

Net income

Consequently, net income for the quarter at 14.5% was US$ 25.3 million (Rs 997.2 million), lower by 8.4% as compared to previous quarter net Income of US $ 27.6 million (Rs 1,097.8 million)

For the full year net income is US$ 114.0 million (Rs 4,491.8 million) at 17.2%, a growth of 92.4% on reported net income of US $ 59.3 million in 2006. However, net income for the year grew by 44.0% (excluding additional provisions in 2006)

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 25.3 million ,cash from operating activities was at US$ 21.1 million (Rs 832.3 million) net of changes in current assets and liabilities of US$(-) 5.4 million and non cash charges of US$ 1.2 million. These non cash charges comprise of depreciation and amortization of US$ 6.8 million, deferred taxes of US$ (-) 6.6 million, and other charges including stock option cost of US$ 1.0 million.

Net Cash used in investing activities was US$ 36.6 million (Rs 1,442.4 million) including capital expenditure of US$ 9.8 million (Rs 387.8 million),investment in securities of US$ 14.5 million (Rs. 569.6 million) and payment of acquisition related liabilities of US$ 12.3 million (Rs. 485.0 million)

Net cash inflow on financing activities was US$ 1.5 million (Rs 57.8 million) comprising proceeds from common shares issued. With these changes and including revaluation of investments overall cash and cash equivalents (including short term investments) were at US$ 330.4 million (Rs 13,019.2 million), compared to US$ 322.9 million (Rs 12,833.4 million) at close of Q3 2007.

6

Receivables at the end of the Q4 2007 were at US$ 136.4 million as compared to previous quarter at US$140.1 million representing a decrease in number of days outstanding to 73 days from 77 days.

7

Figures in Million INR except EPS and Share Data

CONSOLIDATED STATEMENT OF INCOME (RS. 000): BASED ON CONVENIENCE TRANSLATION
For the quarter / period ended

Particulars	2007	2006	Dec 31 2007	Sept 30 2007	Dec 31 2006	Additional Provision in 2006		2006 (Excluding additional provisions)
Exchange rate $1 = INR	39.41	44.11	39.41	39.75	44.11	44.11		44.11
Revenues;	26,125.3	25,533.1	6,861.9	6,735.7	6,804.9	—		25,533.1
Cost of revenues;	17,035.3	15,872.2	4,593.6	4,470.1	4,245.6	(312.3)		16,184.5
Depreciation	702.5	623.5	175.8	183.6	185.4	—		623.5
Gross Profit	8,387.5	9,037.5	2,092.5	2,082.0	2,373.9	312.3	(1)	8,725.2
Sales and marketing expenses	1,806.8	1,900.7	463.1	436.8	485.0	—		1,900.7
General and administrative expenses	2,775.0	2,795.8	739.8	798.1	643.9	(0.1)		2,795.9
Provision for doubtful debts and advances	46.6	52.5	8.2	(8.0)	16.6	—		52.5
Foreign exchange (gain) / loss, net	(920.3)	121.2	(185.0)	(296.3)	26.0			121.2
Operating income	4,679.4	4,167.2	1,066.3	1,151.4	1,202.3	312.4		3,854.8
Other income / (expense), net	670.9	550.0	109.9	144.3	197.8	4.6		545.4
Income before income taxes	5,350.3	4,717.2	1,176.2	1,295.8	1,400.1	317.0	(2)	4.400.2	(2)
Income taxes	858.5	2,103.7	179.0	198.0	265.2	1,194.8		908.9
Net income/(loss)	4,491.8	2,613.6	997.2	1,097.8	1,134.9	(877.8	)(3)	3,491.3	(3)
Earning per share
- Basic	32.39	18.94	7.18	7.91	8.21	—		25.31
- Diluted	32.18	18.82	7.08	7.84	8.14	—		25.13
Weighted average number of common shares used in computing earnings per share
- Basic	138,660,785	137,957,477	138,942,718	138,704,702	138,178,492	—		137,957,477
- Diluted	139,569,933	138,904,860	140,699,403	139,958,237	139,357,451	—		138,904,860

** Prior years’ tax review by IRS and the Department of Labor Review by Patni’s US Operations has resulted in the net reversals of additional provisions leading to an increase in Q2 2006 Gross Profit and Operating Income and a decrease in Q2 2006 Net Income.

1 - due to reversal of payroll taxes for earlier years, net of accrual from DOL review

2 - impact of 1, net of write-back of interest/penalty for earlier years

3 - impact of re-assessed corporate taxes for earlier years, net of 2

8

Important Notes to this release:

•                  Fiscal Year

Patni follows a January – December fiscal year. The current review covers the financial and operating performance of the Company for the fourth quarter ended 31st December 2007

•                  U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•                  Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•                  Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 8 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•                  Attached Fact Sheet  (results & analysis tables)

About Patni Computer Systems Ltd:

About Patni

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni caters to its clients through its industry-focused practices, including insurance, financial services, manufacturing, life sciences, telecommunications and media & entertainment, and its technology-focused practices.

With an employee strength of over 14,000; multiple global delivery centres spread across 12 cities worldwide; 21 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 579 million for the year 2006.

Patni’s service offerings include application development and maintenance, enterprise application solutions, business and technology consulting, product engineering services, infrastructure management services, customer interaction services & business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its client’s businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMI Level 5 organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

9

For more information on Patni, visit www.patni.com.

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations.

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations. :

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

10

PATNI COMPUTER SYSTEMS LIMITED

FINANCIAL AND OPERATIONS INFORMATION FOR THE

FISCAL YEAR AND FOURTH QUARTER ENDED DEC 31, 2007

February 7, 2008

NOTES:

• Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended Dec 31, 2007.

• U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

• Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

• Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

• Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Fact Sheet Summary Index

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME — US GAAP (US$ ‘000)

For the quarter / period ended

Particulars	2007	2006	YoY Change %	Dec 31 2007	Dec 31 2006	YoY Change %	Sep 30 2007	QoQ Change %
Revenue	662,912	578,851	14.5%	174,116	154,271	12.9%	169,452	2.8%
Cost of revenues	432,259	359,832	20.1%	116,559	96,250	21.1%	112,456	3.6%
Depreciation	17,826	14,134	26.1%	4,461	4,202	6.2%	4,618	-3.4%
Gross Profit	212,827	204,885	3.9%	53,096	53,818	-1.3%	52,377	1.4%
Sales and marketing expenses	45,846	43,090	6.4%	11,752	10,996	6.9%	10,989	6.9%
General and administrative expenses	70,414	63,382	11.1%	18,772	14,598	28.6%	20,078	-6.5%
Provision for doubtful debts and advances	1,182	1,191	-0.8%	209	376	-44.6%	(201)	-204.1%
Foreign exchange (gain) / loss, net	(23,351)	2,748	-949.8%	(4,694)	590	-895.3%	(7,455)	-37.0%
Operating income	118,736	94,474	25.7%	27,057	27,258	-0.7%	28,967	-6.6%
Other income / (expense), net	17,024	12,468	36.5%	2,789	4,484	-37.8%	3,631	-23.2%
Income before income taxes	135,760	106,942	26.9%	29,846	31,742	-6.0%	32,598	-8.4%
Income taxes	21,784	47,692	-54.3%	4,542	6,013	-24.5%	4,981	-8.8%
Net income/(loss)	113,976	59,250	92.4%	25,304	25,729	-1.7%	27,617	-8.4%
Earning per share
- Basic	$0.82	$0.43	91.4%	$0.18	$0.19	-2.2%	$0.20	-8.5%
- Diluted	$0.82	$0.43	91.4%	$0.18	$0.18	-2.7%	$0.20	-9.0%
Weighted average number of common shares used in computing earnings per share
- Basic	138,660,785	137,957,477		138,942,718	138,178,492		138,704,702
- Diluted	139,569,933	138,904,860		140,699,403	139,357,451		139,958,237

A2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	As on 31-Dec-07	As on 30-Sep-07	As on 31-Dec-06
Assets
Total current assets	531,924	537,987	450,188
Goodwill	66,713	67,053	39,832
Intangible assets, net	31,881	32,946	9,687
Property, plant, and equipment, net	171,027	166,871	125,758
Other assets	40,381	27,869	14,876
Total assets	841,925	832,726	640,341
Liabilities
Total current liabilities	110,892	172,459	119,488
Capital lease obligations excluding current installments	326	273	391
Other liabilities	49,743	10,330	11,869
Total liabilities	160,961	183,063	131,747
Total shareholders’ equity	680,964	649,663	508,593
Total liabilities & shareholders’ equity	841,925	832,726	640,341

A3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	2007	2006	Dec 31 2007	Sep 30 2007	Dec 31 2006
Net cash provided by operating activities	111,272	59,091	21,119	39,839	31,905
Net cash used in investing activities	(130,036)	(155,426)	(36,600)	(57,906)	(34,857)
Capital expenditure, net	(61,333)	(48,537)	(9,839)	(34,985)	(12,440)
Investment in securities, net	(14,774)	(94,547)	(14,454)	(1,668)	(10,573)
Investment in subsidiary incl tax benefit on incentive stock option of Patni Telecom	(53,929)	(12,342)	(12,307)	(21,253)	(11,844)
Net cash provided / (used) in financing activities	(8,682)	(7,106)	1,467	(1,222)	1,133
Others	(430)	(391)	(88)	(107)	(89)
Common shares issued, net of expenses incl tax benefit arising on exercise of stock options	3,681	1,848	1,556	643	1,223
Dividend on common shares	(11,933)	(8,563)	(1)	(1,758)	(1)
Net increase / (decrease) in cash and equivalents	(27,446)	(103,441)	(14,014)	(19,289)	(1,819)
Effect of exchange rate changes on cash and equivalents	13,562	1,132	1,828	2,280	2,980
Cash and equivalents at the beginning of the period	46,510	148,820	44,812	61,822	45,350
Cash and equivalents at the end of the period	32,626	46,511	32,626	44,813	46,511

B1) AUDITED CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter / period ended

Particulars	2007	2006	Y_Y Change %	Dec 31 2007	Dec 31 2006	Y_Y Change %	Sep 30 2007	Q_Q Change %
Sales and service income	26,911,455	26,080,258	3.2%	6,780,072	6,840,396	-0.9%	6,747,357	0.5%
Other income	1,690,074	556,710	203.6%	232,436	158,739	46.4%	343,078	-32.2%
Total income	28,601,529	26,636,968	7.4%	7,012,508	6,999,135	0.2%	7,090,435	-1.1%
Staff costs	15,389,630	14,447,266	6.5%	3,794,067	3,708,821	2.3%	4,017,333	-5.6%
Selling, general and administration expenses	7,220,011	6,763,392	6.8%	1,923,433	1,657,606	16.0%	1,802,935	6.7%
Interest	147,225	189,635	-22.4%	38,122	(6,113)	-723.6%	39,851	-4.3%
Total expenditure	22,756,866	21,400,293	6.3%	5,755,622	5,360,314	7.4%	5,860,119	-1.8%
Net profit before tax and adjustments	5,844,663	5,236,675	11.6%	1,256,886	1,638,821	-23.3%	1,230,316	2.2%
Provision for taxation	1,008,401	2,567,682	-60.7%	233,029	203,660	14.4%	236,752	-1.6%
Prior period adjustment	—	221,172	-100.0%		(60,222)	-100.0%	—
Profit/(loss) for the year after taxation	4,836,262	2,447,821	97.6%	1,023,857	1,495,383	-31.5%	993,564	3.0%
Profit and loss account, brought forward	10,646,309	8,877,279	19.9%	14,395,492	9,829,388	46.5%	13,459,475	7.0%
Add: Adjustment on account of Employee Benefits	(32,606)			16,956	—		(57,547)
Amount available for appropriation	15,449,964	11,325,100	36.4%	15,436,305	11,324,771	36.3%	14,395,492	7.2%
Proposed dividend on equity shares	418,173	414,846		417,028	414,557		—
Dividend on equity shares of subsidiary	—	—					—
Dividend tax	83,389	58,182		70,874	58,142		—
Transfer to general reserve	387,518	205,763			205,763		—
Profit and loss account, carried forward	14,560,884	10,646,309	36.8%	14,948,403	10,646,309	40.4%	14,395,492	3.8%
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	34.88	17.74		7.38	10.82		7.16
- Diluted	34.54	17.60		7.32	10.71		7.09
Weighted average number of common shares used in computing earnings per share
- Basic	138,660,785	137,957,477		138,942,718	138,178,492		138,704,702
- Diluted	139,569,933	138,904,860		140,699,403	139,357,451		140,220,477

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP (RS. ‘000):

Particulars	As on 31-Dec-07	As on 30-Sep-07	As on 31-Dec-06
Assets
Current assets, loans and advances	9,528,814	10,294,568	9,040,880
Goodwill	4,278,413	4,324,856	3,400,664
Fixed assets(Net of Depreciation)	8,317,387	8,261,362	5,869,140
Investments	11,516,778	10,946,327	10,697,832
Deferred tax asset, net	584,036	476,737	550,455
Total assets	34,225,428	34,303,850	29,558,971
Liabilities
Current liabilities and provisions	6,827,396	7,379,662	6,168,547
Secured loans	23,785	21,432	30,639
Deferred tax liability, net	12,754	59,863	35,630
Total liabilities	6,863,935	7,460,957	6,234,816
Total shareholders’ equity	27,361,493	26,842,893	23,324,155
Total liabilities & shareholders’ equity	34,225,428	34,303,850	29,558,971

B3) AUDITED CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	2007	2006	Dec 31 2007	Sep 30 2007	Dec 31 2006

Cash flows from / (used in) operating activities (A)	4,119,867	2,292,436	796,307	1,454,579	1,444,943

Cash flows used in investing activities (B)	(4,821,650)	(6,631,107)	(1,330,515)	(2,213,583)	(1,329,151)

Cash flows from / (used in) from financing activities (C)	(363,378)	(310,356)	34,969	(42,205)	38,055

Effect of changes in exchange rates (D)	290,421	2,296	(1,113)	69,784	(814,163)

Net decrease in cash and cash equivalents during the period (A+B+C+D)	(774,741)	(4,646,731)	(500,351)	(731,424)	(660,315)

Cash and cash equivalents at the beginning of the period	2,060,598	6,707,329	1,786,208	2,517,632	2,720,913

Cash and cash equivalents at the end of the period	1,285,857	2,060,598	1,285,857	1,786,208	2,060,598

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000):

Particulars	2007	2006	Dec 31 2007	Sep 30 2007	Dec 31 2006

Consolidated net income as per Indian GAAP	4,836,262	2,447,821	1,023,857	993,564	1,495,383
Acquisition of entity under common control	—	—	—	—	—
Income taxes	65,622	(133,791)	43,978	23,351	(68,311)
Fixed assets and depreciation	—	—		—
Amortisation of miscellaneous expenditure	—	—	—	—	—
Foreign currency differences	114,236	(153,501)	102,542	161,403	(184,397)
Employee retirement benefits	(77,409)	3,895	(115,216)	14,191	(159)
ESOP related Compensation Cost	(192,448)	(182,732)	(50,308)	(51,897)	(50,825)
Short provision for branch profit taxes in earlier years under Indian GAAP	—	—	—	—	—
Provision for decline in fair value of investment	—	—	—	—	—
Amortisation of Intangibles , arising on Business acquisition	(45,925)	(41,176)	(5,456)	(20,200)	(10,673)
Prior period adjustment - Impact of prior period tax estimate	—	765,595	—	—	—
Others	10,378	(21,878)	(5,952)	(1,277)	(24,623)
Total	(125,546)	236,412	(30,412)	125,571	(338,988)

Consolidated net income as per US GAAP	4,710,716	2,684,233	993,444	1,119,135	1,156,395

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	2007	2006	Dec 31 2007	Dec 31 2006	Sep 30 2007
Exchange rate$1 = INR	39.41	44.11	39.41	44.11	39.75
Revenues	26,125,349	25,533,112	6,861,916	6,804,889	6,735,698
Cost of revenues	17,035,344	15,872,183	4,593,579	4,245,604	4,470,127
Depreciation	702,511	623,456	175,813	185,371	183,572
Gross Profit	8,387,494	9,037,473	2,092,525	2,373,913	2,081,999
Sales and marketing expenses	1,806,810	1,900,704	463,145	485,012	436,807
General and administrative expenses	2,775,004	2,795,773	739,821	643,936	798,084
Provision for doubtful debts and advances	46,573	52,536	8,226	16,606	(7,971)
Foreign exchange (gain) / loss, net	(920,260)	121,211	(184,973)	26,034	(296,350)
Operating income	4,679,367	4,167,249	1,066,306	1,202,324	1,151,429
Other income / (expense), net	670,913	549,986	109,905	197,802	144,335
Income before income taxes	5,350,281	4,717,235	1,176,211	1,400,126	1,295,764
Income taxes	858,506	2,103,684	179,010	265,212	198,012
Net income/(loss)	4,491,775	2,613,551	997,201	1,134,914	1,097,752
Earning per share
- Basic	32.39	18.94	7.18	8.21	7.91
- Diluted	32.18	18.82	7.09	8.14	7.84
Weighted average number of common shares used in computing earnings per share
- Basic	138,660,785	137,957,477	138,942,718	138,178,492	138,704,702
- Diluted	139,569,933	138,904,860	140,699,403	139,357,451	139,958,237

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

Particulars	As on 31-Dec-07	As on 30-Sep-07	As on 31-Dec-06
Exchange rate$1 = INR	39.41	39.75	44.11
Assets
Total current assets	20,963,113	21,384,977	19,857,787
Goodwill	2,629,166	2,665,368	1,756,975
Intangible assets, net	1,256,436	1,309,587	427,313
Property, plant, and equipment, net	6,740,165	6,633,132	5,547,178
Other assets	1,591,399	1,107,802	656,174
Total assets	33,180,279	33,100,866	28,245,426
Liabilities
Total current liabilities	4,370,261	6,855,263	5,270,619
Capital lease obligations excl. installments	12,842	10,847	17,232
Other liabilities	1,960,380	410,633	523,528
Total liabilities	6,343,484	7,276,744	5,811,379
Total shareholders’ equity	26,836,795	25,824,123	22,434,047
Total liabilities & shareholders’ equity	33,180,279	33,100,866	28,245,426

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000): BASED ON CONVENIENCE TRANSLATION

Particulars	2007	2006	Dec 31 2007	Sep 30 2007	Dec 31 2006
Exchange rate $1 = INR	39.41	44.11	39.41	39.75	44.11
Net cash provided by operating activities	4,385,238	2,606,508	832,301	1,583,618	1,407,336
Net cash used in investing activities	(5,124,701)	(6,855,856)	(1,442,400)	(2,301,768)	(1,537,560)
Capital expenditure, net	(2,417,143)	(2,140,979)	(387,759)	(1,390,643)	(548,726)
Investment in securities, net	(582,226)	(4,170,457)	(569,639)	(66,312)	(466,374)
Investment in subsidiary, net of cash acquired	(2,125,332)	(544,421)	(485,002)	(844,813)	(522,459)
Net cash provided / (used) in financing activities	(342,167)	(313,441)	57,795	(48,591)	49,977
Others	(16,946)	(17,242)	(3,469)	(4,249)	(3,905)
Common shares issued, net of expenses	145,074	81,500	61,304	25,553	53,929
Dividend on common shares	(470,295)	(377,699)	(40)	(69,895)	(47)
Net increase / (decrease) in cash and equivalents	(1,081,630)	(4,562,790)	(552,304)	(766,741)	(80,247)
Effect of exchange rate changes on cash and equivalents	534,461	49,931	72,040	90,621	131,426
Cash and equivalents at the beginning of the period	1,832,959	6,564,446	1,766,054	2,457,427	2,000,409
Cash and equivalents at the end of the period	1,285,790	2,051,587	1,285,790	1,781,306	2,051,587

E1) REVENUE ANALYSIS

Revenue By Geographical Segments	2007	2006	Dec 31 2007	Sep 30 2007	Dec 31 2006
United States	77.9%	80.8%	77.5%	78.0%	77.7%
Europe	14.7%	11.6%	15.4%	15.1%	15.1%
Japan	3.0%	3.8%	3.1%	3.1%	3.0%
Asia-Pacific (excluding Japan)	2.7%	2.3%	2.3%	2.2%	2.8%
Rest of the world	1.7%	1.5%	1.7%	1.6%	1.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	2007	2006	Dec 31 2007	Sep 30 2007	Dec 31 2006
Insurance	23.6%	23.2%	23.6%	22.9%	22.5%
Manufacturing	23.7%	21.7%	24.9%	25.9%	22.2%
Financial Services	14.1%	15.3%	13.8%	14.2%	14.3%
Telecommunications	13.5%	18.9%	12.9%	12.1%	19.4%
Growth Industries	8.3%	6.7%	8.3%	8.4%	7.3%
Product Engineering Servcies	16.8%	14.2%	16.4%	16.5%	14.3%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	2007	2006	Dec 31 2007	Sep 30 2007	Dec 31 2006
Application Development & Maintenance	64.9%	70.8%	64.8%	65.0%	70.1%
Enterprise Application Systems	13.7%	13.2%	13.6%	13.5%	13.2%
Embedded Technology Services	11.5%	9.5%	11.7%	11.1%	9.1%
Enterprise Systems Management	5.4%	4.6%	4.9%	5.4%	4.7%
Others	4.5%	1.9%	5.0%	5.0%	2.8%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	2007	2006	Dec 31 2007	Sep 30 2007	Dec 31 2006
Time and Material	67.6%	64.8%	66.0%	68.6%	67.0%
Fixed Price (including Fixed Price SLA)	32.4%	35.2%	34.0%	31.4%	33.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulates	2007	2006	Dec 31 2007	Sep 30 2007	Dec 31 2006
Top client	11.8%	14.6%	12.5%	12.8%	13.5%
Top 5 Clients	34.8%	37.1%	34.2%	35.6%	38.0%
Top 10 Clients	47.3%	53.1%	46.5%	48.5%	52.2%
Client data
No of $1 million clients	84	74	84	83	74
No of $5 million clients	31	26	31	32	26
No of $10 million clients	14	13	14	13	13
No of $50 million clients	2	2	2	2	2
No of new clients	119	92	37	31	22
No. of active Clients	318	239	318	293	239
% of Repeat Business	92.4%	91.5%	90.7%	92.4%	91.8%

E3) EFFORTS AND UTLISATION

Efforts Mix	2007	2006	Dec 31 2007	Sep 30 2007	Dec 31 2006
Onsite efforts	30.4%	33.3%	29.7%	29.7%	32.1%
Offshore efforts	69.6%	66.7%	70.3%	70.3%	67.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Utilisation	2007	2006	Dec 31 2007	Sep 30 2007	Dec 31 2006
Utilisation	72.4%	71.4%	73.4%	72.5%	73.7%

E4) EMPLOYEE METRICS

	2007	2006	Dec 31 2007	Sep 30 2007	Dec 31 2006
Total Employees	14,945	12,804	14,945	14,290	12,804
Offshore	12,011	10,009	12,011	11,323	10,009
Onsite	2,934	2,795	2,934	2,967	2,795
Total	14,945	12,804	14,945	14,290	12,804

Sales & Support Staff	1,447	1,251	1,447	1,422	1,251
Net Additions	2,141	1,002	655	567	196
Attrition (LTM) excluding BPO	25.1%	27.4%	25.1%	27.6%	27.4%

E5) RUPEE - US DOLLAR RATE

	Dec 31 2007	Sep 30 2007	Dec 31 2006
Period end rate	39.41	39.84	44.29
Period average rate	39.53	40.39	44.81

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: February 7, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary